
September 11, 2014

<u>Via Email</u>
Bruce F. Nardella
Chief Executive Officer
Civitas Solutions, Inc.
313 Congress Street, 6th Floor
Boston, MA 02210

     Re: Civitas Solutions, Inc.
            Amendment to Registration Statement on Form S-1
            Filed September 3, 2014
            File No. 333-196281

Dear Mr. Nardella:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 44</u>

1.   You state parenthetically the net tangible book value as of June 30, 2014 of $(631.0) million excludes deferred financing costs. Please provide us with your calculation of this amount using the balances presented in the historical balance sheet as of June 30, 2014. Please revise your disclosure, as applicable, to quantify the amount of deferred financing costs that have been excluded and clarify if additional items have been excluded from the calculation of net tangible book value as of June 30, 2014.

2.   You state the pro forma net tangible book value as of June 30, 2014 would have been approximately $(421.0) million, or $(11.39) per share of common stock. Please revise your net tangible book value per share after the offering to reflect a deduction for offering expenses in accordance with Item 506 of Regulation S-K. Please also revise your

disclosure of the immediate increase to existing shareholders and dilution to new investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Elisabeth M. Martin
        Kirkland & Ellis LLP